EXHIBIT (11)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share
Amounts in millions except per share amounts

	Years Ended June 30
	2006	2005	2004	2003	2002
BASIC NET EARNINGS PER SHARE
Net earnings	$8,684	$6,923	$6,156	$4,788	$3,910
Preferred dividends, net of tax benefit	148	136	131	125	124

Net earnings available to common shareholders	$8,536	$6,787	$6,025	$4,663	$3,786

Basic weighted average common shares outstanding	3,054.9	2,515.6	2,580.1	2,593.2	2,594.8

Basic net earnings per common share	$2.79	$2.70	$2.34	$1.80	$1.46

DILUTED NET EARNINGS PER SHARE
Net earnings	$8,684	$6,923	$6,156	$4,788	$3,910
Deduct preferred dividend impact on funding of ESOP	0	1	4	9	12

Diluted net earnings	$8,684	$6,922	$6,152	$4,779	$3,898

Basic weighted average common shares outstanding	3,054.9	2,515.6	2,580.1	2,593.2	2,594.8
Add potential effect of:
Conversion of preferred shares	154.1	158.3	164.0	170.2	177.6
Exercise of stock options and other unvested equity awards	76.9	63.2	55.3	40.3	38.5

Diluted weighted average common shares outstanding	3,285.9	2,737.1	2,799.4	2,803.7	2,810.9

Diluted net earnings per common share	$2.64	$2.53	$2.20	$1.70	$1.39

(1)	Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOP debt through 2021.
(2)	Approximately 44 million in 2006, 48 million in 2005 and 43 million in 2004 of the Company’s outstanding stock options were not included in the diluted net earnings per share calculation because to do so would have been antidilutive (i.e., the exercise price exceeded market value).